GLOBAL PARTNERS LP 800 South Street P.O. Box 9161. Waltham, MA 02454 ph: 781-894-8800 fx: 781-398-9000

January 26, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-252305) (the “Registration Statement”) of Global Partners LP, GLP Finance Corp. and the Additional Registrants Listed in the Registration Statement (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, and on behalf of the Registrants, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Thursday, January 28, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

Very truly yours,

GLOBAL PARTNERS LP

By:	GLOBAL GP LLC
its General Partner

By:	/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and General Counsel

GLP FINANCE CORP.

By:	/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and General Counsel

cc:	Brenda Lenahan, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request Letter